April 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams
Chris Edwards Jenn Do Kate Tillan

Re:	GX Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed March 29, 2021 File No. 333-252402

Ladies and Gentlemen:

On behalf of our client, GX Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 13, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on January 25, 2021 and Amendment No. 1 filed with the Commission on March 29, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement through EDGAR.

The Company and its advisors currently are undertaking an evaluation of the accounting treatment of the Company’s public and private warrants in light of the Commission’s recently issued guidance on this topic entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”).”  As a result, we are filing this letter and Amendment No. 2 without the opinion and consent of Marcum LLP (“Marcum”), the Company’s independent registered public accounting firm, or Deloitte & Touche LLP (“Deloitte”), Celularity’s independent registered public accounting firm. We expect to file a further amended Registration Statement soon that will address any warrant accounting issues that arise from our pending evaluation and that will include consents from Marcum and Deloitte.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

GX Acquisition Corp.

April 23, 2021

Amendment No. 1 to Form S-4

Background of the Business Combination, page 109

1.	We note the revised disclosure in response to comment 2 and reissue the comment. Revise to disclose the comparable companies analyses and any other valuations the board conducted in reaching its fairness determination. Revise to further explain what the Board reviewed with respect to “Celularity’s financial plan,” referenced in the first paragraph on page 119.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 118 and 119 of Amendment No. 2 to clarify the factors and analyses considered by the Company’s board of directors (the “Board”) in reaching its fairness determination. The Company further advises that disclosures regarding the Board’s review of “Celularity’s financial plan” refer to Celularity’s plans to fund its business with the capital investment resulting from the Business Combination.

The Business Combination
Conditions to Closing; Termination, page 137

2.	We reissue comment 4. We note the revisions here and to the risk factor on page 79; however, our comment sought for disclosure of the waivable conditions in the risk factor and, in this section, clarification of which conditions are waivable. The introductions to the lists here do not indicate whether the mutual conditions or those that are the obligations of the respective parties are waivable. Further, it is not clear from the added disclosure on page 139 that you have listed every non-waivable condition. If you have, please state so clearly and prominently, as shareholders should be aware that all of the other conditions can be waived.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 79 and 139 of Amendment No. 2 to further clarify exactly which conditions are waivable and which party can waive such conditions.

Celularity’s Team and Corporate History
Celgene Corporation
Contingent Value Rights, page 168

3.	We note the revised disclosure in this section in response to comment 17 regarding the CVRs. Further revise this section to clarify which of the programs in your pipeline table, and which of any other “certain programs” not in the table, would be subject to milestone payments under the CVR agreement, as it is unclear whether any of these are “derivatives, parts, subparts or progeny of any of those products or any product based or derived (in whole or in part) on certain related development programs as they existed as of the closing of the Anthrogenesis transaction.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 50, 169 and 222-223 of Amendment No. 2 to clarify which programs are in its pipeline, and which other programs would be subject to milestone payments under the CVR agreement.

GX Acquisition Corp.

April 23, 2021

Product Candidate Pipeline and Development Strategy, page 173

4.	We note the revised disclosure in response to comment 8. Revise the pipeline to disclose that the CyCART-19 product candidate is developed from technology licensed from Sorrento.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 166 and 173 of Amendment No. 2 to disclose that the CyCART-19 product candidate is developed from technology licensed from Sorrento.

5.	We reissue comment 9. Several of the graphics remain too small to be read or understood. We note in particular the bioluminescense imaging graphic on page 175 is too small to discern the change in imaging. Also enlarge the fonts in the graphics on page 176, 177, the top of 178, 179, the fonts and images on page 180, and the labels on the graph axes on page 183.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the graphics on pages 174-179, 181-184 and 186-188 of Amendment No. 2 accordingly.

Celularity’s Executive Compensation
Equity-Based Incentive Awards, page 203

6.	We note that all options under the 2017 equity incentive plan are granted with an exercise price that is no less than the fair market value of Celularity’s common stock on the date of grant. In March 2021, and prior to March 29, 2021, the date you filed your this amended registration statement, the Celularity Board granted Dr. Hariri and Mr. Beers options at an exercise price of $7.84 per share. That same month the board granted 350,000 options to each of the non-employee directors with an exercise price of $2.94 per share. Revise to disclose the date or dates each of these options were granted, how the Celularity Board determined its common stock was valued at no more than $2.94 per share, and why there were such disparate exercise prices. If the options were granted on multiple dates, disclose the different dates, and if there were multiple valuations for the Celularity common stock, disclose each, the basis for each, and why they differed. Tell us whether and how this valuation may impact the GX board’s determination that the business combination satisfies the 80% test and what consideration the GX board gave to this valuation. Specifically revise the Q&A on page 8 to include these options in the calculation, to the extent they are not already included, and to specify in (iv) that the calculation includes them. Revise to disclose these options, including their dates of grant, in a risk factor addressing potential future dilution. Address the options in the tables on page 124, or tell us why this is not required.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 78, 210 and 218 of Amendment No. 2 to clarify the dates of these equity awards, how the Celularity Board determined that its common stock was valued at no more than $2.94 for the director awards and the reason for the disparate exercise prices. As disclosed on page 210 of Amendment No. 2, the executive officer option grants were priced at the “Celularity Reference Share Value,” when granted in April 2021. As disclosed on page 218 of Amendment No. 2, the director awards were originally authorized in August 2020 pending finalization of the June 30, 2020 409A valuation (the “June 30 Valuation”), and granted in March 2021. Both the option grants to the Celularity executive officers and grant of other awards to the Celularity non-employee directors were already approved (but not yet granted) at the time of the execution of the Merger Agreement. Accordingly, these recent grants were already reflected in the exchange ratio and other calculations throughout Amendment No. 2, including the Q&A on page 8 and the risk factor on page 78.

GX Acquisition Corp.

April 23, 2021

The Company became aware of the June 30 Valuation during its due diligence review of Celularity and considered it as part of the overall mix of information the Company used to evaluate a potential transaction with Celularity. However, in considering the June 30 Valuation the Company's management team and the Board noted that this valuation was conducted for the limited purpose of compliance with Internal Revenue Code Section 409 and included, as a key assumption, that Celularity was a private company without publicly marketable securities. Accordingly, the Company's management team and the Board did not view the June 30 Valuation as determinative of the appropriate valuation of Celularity in connection with the Business Combination.

The Company respectfully acknowledges the Staff’s comment as to whether the June 30 Valuation impacts the business combination’s satisfaction of the 80% test, and the Company notes that both the enterprise and equity valuations ascribed to Celularity in the June 30 Valuation exceed 80% of the funds held in the Trust Account, and as such, the June 30 Valuation does not alter the Board’s analysis of the 80% test.

GX Financial Statements, page F-49
Note 10. Subsequent Events, page F-65

7.	The disclosure in the last paragraph on page F-67 discloses that there were two demands while the similar disclosure on page 243 discloses that there were four demands. Please reconcile and revise the disclosure as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-65 of Amendment No. 2 to disclose that there were four demands.

Exhibits

8.	We note the legend affixed to Exhibits 10.22, 10.24, 10.26 and 10.27, that “Certain portions of this exhibit are omitted because they are not material and are the type that the registrant treats as private or confidential.” This legend is inappropriate and should be revised or deleted. To the extent you wish to submit redacted exhibits pursuant to Section 601(b)(10)(iv) of Regulation S-K, revise to comply with the requirements of that provision, including the prominent legend required on the first page of each such exhibit. To the extent you wish to seek confidential treatment of redacted portions of these documents, refer to CF Disclosure Guidance: Topic No. 7, Confidential Treatment Applications Submitted Pursuant to Rules 406 and 24b-2, as amended March 9, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it submitted redacted Exhibits 10.22, 10.24, 10.26 and 10.27 pursuant to Section 601(b)(10)(iv) of Regulation S-K as revised effective March 15, 2021. Accordingly, the Company respectfully advises the Staff that no changes have been made to the disclosure on page II-6 of Amendment No. 2. nor the legend affixed to Exhibits 10.22, 10.24, 10.26 and 10.27.

GX Acquisition Corp.

April 23, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2535 should you require further information.

Very truly yours,
/s/ C. Michael Chitwood
C. Michael Chitwood

cc: Michael Maselli, GX Acquisition Corp.